                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 8-A/A

                                (Amendment No. 1)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             HEALTH CARE REIT, INC.
             (Exact name of registrant as specified in its charter)


               DELAWARE                                 34-1096634
       (State of incorporation)             (I.R.S. Employer Identification No.)

     One SeaGate, Suite 1500, Toledo, Ohio                43604
     (Address of principal executive offices)           (Zip Code)

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

         Title of each class                Name of each exchange on which
         to be so registered                each class is to be registered

      7 7/8% Series D Cumulative              New York Stock Exchange
      Redeemable Preferred Stock

 If this Form relates to the registration of a class of securities pursuant to
     Section 12(b) of the Exchange Act and is effective pursuant to General
                Instruction A.(c), check the following box: [X]

 If this Form relates to the registration of a class of securities pursuant to
     Section 12(g) of the Exchange Act and is effective pursuant to General
                Instruction A.(d), check the following box: [ ]

 Securities Act registration statement file number to which this form relates:
                                   333-73936

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                                      None
                                (Title of Class)



The purpose of this Amendment No. 1 is to incorporate the definitive Certificate of Designation of 7 7/8% Series D Cumulative Redeemable Preferred Stock ("Series D Preferred Stock") included as Exhibit 2.5 hereto.

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

GENERAL

    Pursuant to our Second Restated Certificate of Incorporation (the "Certificate"), we are authorized to issue up to 25,000,000 shares of preferred stock, $1.00 par value per share, in one or more series, with such designations, powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption, including sinking fund provisions, the redemption price or prices and the liquidation preferences in each case, if any, as are permitted by Delaware law and as the Board of Directors may determine by adoption of an amendment to the Certificate without any further vote or action by our stockholders.

    The following summary of the terms and provisions of the Series D Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections in the Certificate and the Certificate of Designation creating the Series D Preferred Stock, which have been furnished as Exhibits 2.1 and 2.5, respectively.

MATURITY

    The Series D Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption.

DIVIDENDS

    Holders of shares of the Series D Preferred Stock are entitled to receive, when, as and if declared by our Board of Directors or authorized Board committee, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 7 7/8% of the liquidation preference per annum per share, equivalent to $1.96875 per share.

    Dividends on the Series D Preferred Stock shall be cumulative from the date of original issue and shall be payable quarterly in arrears on or about the 15th day of January, April, July and October or, if not a business day, the next succeeding business day. The first dividend on the Series D Preferred Stock is scheduled to be paid on October 15, 2003. Any dividend payable on the Series D Preferred Stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in our stock records at the close of business on the applicable record date, which shall be the last day of the calendar month first preceding the applicable dividend payment date or on such other date designated by the Board of Directors for the payment of dividends that is not more than 30 nor less than 10 days prior to such dividend payment date.

    No dividends on shares of Series D Preferred Stock will be declared by the Board of Directors or paid or set apart for payment by us if such declaration or payment shall be restricted or prohibited by law.

    Notwithstanding the foregoing, dividends on the Series D Preferred Stock will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the Series D Preferred Stock will not bear interest and holders of the Series D Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends described above. Any dividend payment made on the Series D Preferred Stock will first be credited against the earliest accumulated but unpaid dividend due with respect to such shares that remains payable.

    If, for any taxable year, we elect to designate as "capital gain dividends," as defined in Section 857 of the Internal Revenue Code, any portion of the dividends, as determined for federal income tax purposes, paid or made available for the year to holders of all classes of stock, then the portion of the capital gains dividends that will be allocable to the holders of Series D Preferred Stock will be the amount that the total dividends, as determined for federal income tax purposes, paid or made available to the holders of the Series D Preferred Stock for the year bears to the total dividends paid or made available for the year to holders of all classes of stock. We will make a similar allocation with respect to any of our undistributed long-term capital gains that are to be included in our stockholders' long-term capital gains, based on the allocation of the capital gains amount that would have resulted if such undistributed long-term capital gains had been distributed as capital gains dividends by us to our stockholders. See our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 under the heading "Taxation."

    No full dividends will be declared or paid or set apart for payment on any series of preferred stock ranking, as to dividends, on a parity with or junior to the Series D Preferred Stock, other than a dividend in shares of any class of stock ranking junior to the Series D Preferred Stock as to dividends and upon liquidation, for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Series D Preferred Stock for all past dividend periods and the then current dividend period. When dividends are not paid in full, or a sum sufficient for such full payment is not so set apart, upon the Series D Preferred Stock and the shares of any other series of preferred stock ranking on a parity as to dividends with the Series D Preferred Stock, all dividends declared upon the Series D Preferred Stock and any other series of preferred stock ranking on a parity as to dividends with the Series D Preferred Stock will be declared pro rata so that the amount of dividends declared per share of Series D Preferred Stock and such other series of preferred stock will bear to each other the same ratio that accrued dividends per share on the Series D Preferred Stock and such other series of preferred stock bear to each other. If such other preferred stock does not have a cumulative dividend, there will be no accrual in respect of unpaid dividends for prior dividend periods for such preferred stock.

    Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Series D Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, no dividends (other than in shares of common stock or other shares of capital stock ranking junior to the Series D Preferred Stock as to dividends and upon liquidation) will be declared or paid or set aside for payment nor will any other distribution be declared or made upon the common stock, or any of our other capital stock ranking junior to or on a parity with the Series D Preferred Stock as to dividends or upon liquidation. Further, no shares of common stock or any other shares of our capital stock ranking junior to or on a parity with the Series D Preferred Stock as to dividends or upon liquidation will be redeemed, purchased or otherwise acquired by us for any consideration, and no money will be paid to or made available for a sinking fund for the redemption of any such shares of any such stock. However, such shares may be converted into or exchanged for other capital stock of ours ranking junior to the Series D Preferred Stock as to dividends and upon liquidation and may be acquired by us for the purpose of preserving our qualification as a REIT.

LIQUIDATION PREFERENCES

    Upon our voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of the Series D Preferred Stock are entitled to be paid out of our assets legally available for distribution to our stockholders a liquidation preference of $25.00 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment, before any distribution of assets is made to holders of common stock or any other class or series of our capital stock that ranks junior to the Series D Preferred Stock as to liquidation rights.

REDEMPTION

    The Series D Preferred Stock is not redeemable prior to July 9, 2008. On and after July 9, 2008, we may redeem shares of the Series D Preferred Stock, at our option at any time and from time to time, in whole or in part, upon not less than 30 nor more than 60 days' written notice, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends thereon to the date fixed for redemption, to the extent we have funds legally available therefor. The redemption price (other than the portion thereof consisting of accrued and unpaid dividends) is payable solely out of the sale proceeds of our other capital stock, which may include shares of other series of preferred stock. For purposes of the preceding sentence, "capital stock" means any common stock, preferred stock, depository shares, interests, participation or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable for equity securities) or options to purchase any of the foregoing. Holders of Series D Preferred Stock to be redeemed must surrender the certificates representing the shares of such Series D Preferred Stock at the place designated in such notice and will be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If notice of redemption of any shares of Series D Preferred Stock has been given and if the funds necessary for such redemption have been set aside by us in trust for the benefit of the holders of any shares of Series D Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Series D Preferred Stock, such shares of Series D Preferred Stock will no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If less than all of the outstanding Series D Preferred Stock is to be redeemed, the Series D Preferred Stock to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by us.

    Unless full cumulative dividends on all shares of Series D Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no shares of Series D Preferred Stock will be redeemed unless all outstanding shares of Series D Preferred Stock are simultaneously redeemed and we will not purchase or otherwise acquire directly or indirectly any shares of Series D Preferred Stock (except by exchange for our capital stock ranking junior to the Series D Preferred Stock as to dividends and upon liquidation); provided, however, that the foregoing will not prevent the purchase by us of shares of Series D Preferred Stock in order to ensure that we continue to meet the requirements for qualification as a REIT, or the purchase or acquisition of shares of Series D Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series D Preferred Stock. See "Restrictions on Ownership and Transfer" below. So long as no dividends are in arrears, we will be entitled at any time and from time to time to repurchase shares of Series D Preferred Stock in open-market transactions duly authorized by the Board of Directors and effected in compliance with applicable laws.

    Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice furnished by us will be mailed, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series D Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the transfer agent. No failure to give such notice or any defect therein or in the mailing thereof will affect the validity of the proceedings for the redemption of any shares of Series D Preferred Stock except as to the holder to whom notice was defective or not given.

    Each notice will state:

         (i) the redemption date;

         (ii) the redemption price;

         (iii) the number of shares of Series D Preferred Stock to be redeemed;

         (iv) the place or places where the Series D Preferred Stock is to be surrendered for payment of the redemption price; and

         (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date.

    If less than all of the Series D Preferred Stock held by any holder is to be redeemed, the notice mailed to such holder also will specify the number of shares of Series D Preferred Stock held by such holder to be redeemed.

    Immediately prior to any redemption of Series D Preferred Stock, we will pay, in cash, any accumulated and unpaid dividends through the redemption date, unless a redemption date falls after a dividend record date and prior to the corresponding dividend payment date, in which case each holder of Series D Preferred Stock at the close of business on such dividend record date will be entitled to the dividend payable on such shares on the corresponding dividend payment date notwithstanding the redemption of such shares before such dividend payment date.

RANK

    The Series D Preferred Stock will, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, rank:

    - senior to all classes or series of our common stock, and to all equity securities ranking junior to the Series D Preferred Stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up,

    - on parity with our Junior Participating Preferred Stock, Series A, our 8 7/8% Series B Cumulative Redeemable Preferred Stock, our Series C Cumulative Convertible Preferred Stock and all other equity securities to be issued by us the terms of which specifically provide that such equity securities rank on parity with the Series D Preferred Stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up, and

    - junior to all equity securities issued by us the terms of which specifically provide that such equity securities rank senior to the Series D Preferred Stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up.

VOTING RIGHTS

    Holders of the Series D Preferred Stock will not have any voting rights, except as set forth below or as otherwise required by law.

    Whenever dividends on the Series D Preferred Stock are in arrears for six or more quarterly periods, whether or not consecutive, the holders of the Series D Preferred Stock (voting separately as a class with holders of all other series of our preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of a total of two additional directors of our Company. Such voting right would be exercisable at the next annual meeting of stockholders or at a special meeting called by holders of record of at least 25% of the Series D Preferred Stock or by holders of any such other series of preferred stock so in arrears with like voting rights (unless such request is received less than 90 days before the date fixed for the next annual meeting of stockholders), and at each subsequent annual meeting. Such voting right would continue until all dividends accumulated on the Series D Preferred Stock for the past dividend periods and the dividend for the then current dividend period either have been fully paid or have been declared and a sum sufficient for the payment thereof set aside for payment.

    So long as any shares of Series D Preferred Stock remain outstanding, we will not, without the consent of the affirmative vote of the holders of at least two-thirds of the shares of Series D Preferred Stock outstanding at the time given in person or by proxy, either in writing or at a meeting (such Series D Preferred Stock voting separately as a class):

    - authorize, create or issue, or increase the authorized or issued amount of, any series of stock ranking senior to such Series D Preferred Stock with respect to payment of dividends, or in the distribution of assets on liquidation, dissolution or winding up, or reclassify any of our authorized stock into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares, or

    - repeal, amend, or otherwise change any of the provisions applicable to the Series D Preferred Stock in any manner that materially and adversely affects the powers, preferences, or other special rights or privileges of the Series D Preferred Stock or the holders thereof.

However,

    - increases in the amount of our authorized preferred stock or the creation or issuance of other series of preferred stock, or

    - increases in the amount of authorized shares of such series or of any other series of preferred stock, in each case ranking on a parity with or junior to the Series D Preferred Stock,

will not be deemed to materially and adversely affect such powers, preferences, or other special rights or privileges.

    The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required will be effected, all outstanding shares of Series D Preferred Stock have been redeemed or called for redemption upon proper notice and sufficient funds have been deposited in trust to effect such redemption.

    Except as expressly stated in the Certificate of Designation, the Series D Preferred Stock will not have any relative, participating, optional or other special voting rights and powers, and the consent of the holders thereof will not be required for the taking of any corporate action, including, but not limited to, any merger or consolidation in which we are involved or a sale of all or substantially all of our assets, except to the extent that such merger, consolidation or sale changes the express powers, preferences, rights or privileges of the holders of the Series D Preferred Stock in a manner that would materially and adversely affect the holders of the Series D Preferred Stock.

CONVERSION

    The Series D Preferred Stock is not convertible into or exchangeable for any of our other property or securities.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

    In addition to other qualifications, for us to qualify as a REIT, (1) not more than 50% in value of our outstanding capital stock, including the Series D Preferred Stock, may be owned, actually or constructively, by five or fewer individuals at any time during the last half of our taxable year and (2) our outstanding stock must be beneficially owned by 100 or more persons on 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year, other than the first year for which a REIT election was made.

    Under our by-laws we may refuse to transfer any shares, passing either by voluntary transfer, by operation of law, or under the last will and testament of any stockholder, if such transfer would or might, in the opinion of our Board of Directors or counsel, disqualify us as a real estate investment trust. The Certificate of Designation for the Series D Preferred Stock contains restrictions on the ownership and transfer of the Series D Preferred Stock that are designed to assist us in complying with certain REIT requirements. Specifically, in addition to restating our authority to refuse transfers of the Series D Preferred Stock that could disqualify us as a REIT, these restrictions provide that no person may acquire shares of Series D Preferred Stock that, when combined with all other holdings by such person of shares of Series D Preferred Stock and our shares of any other class or series, would result in the direct or indirect beneficial ownership by such person of our shares with a market value exceeding 9.8% of the market value of all of our outstanding equity of all classes, calculated on a combined basis. Further, these restrictions prohibit any issuance or transfer of any Series D Preferred Stock to any person to the extent that, following such issuance or transfer, such person would own shares issued by us having an aggregate market value in excess of such total ownership value limit. Any purported transfer of Series D Preferred Stock that would otherwise result in any person violating such total ownership value limit, or such higher limit as may be permitted by our Board of Directors in a particular situation, will be void and have no force or effect. For purposes of the application of these restrictions to any person, any securities convertible into our shares and any rights or options to acquire our shares that are held by such person shall be treated as if such conversion rights, acquisition rights and options had been exercised.

    If this provision of the Certificate of Designation is determined to be invalid by virtue of any legal decision, statute, rule or regulation, then the transferee of the shares of Series D Preferred Stock will be deemed to have acted as our agent in acquiring such shares that are in excess of the limit, and will be deemed to hold such excess shares on our behalf. As the equivalent of treasury securities for such purposes, the excess shares will not be entitled to any voting rights, will not be considered to be outstanding for quorum or voting purposes, and will not be entitled to receive dividends or any other distribution with respect to such shares. Any person who receives dividends or any other distribution in respect of the excess shares will hold the same as our agent and for the transferee of the excess shares following a permitted transfer.

    The Certificate of Designation further provides that any person who violates the above-described restrictions on ownership in acquiring actual or constructive ownership of shares of Series D Preferred Stock is required to give immediate notice to us and provide us with such other information as we may request in order to determine the effect of such acquisition on our status as a REIT.

    The foregoing ownership and transfer restrictions will not preclude the settlement of any transactions through the facilities of the NYSE or any other national securities exchange or automated inter-dealer quotation system on which the Series D Preferred Stock is traded. Settlement of any transaction, however, will not negate the effect of the ownership and transfer restrictions described above, which shall remain applicable to all acquiring persons.

ITEM 2. EXHIBITS.

2.1 Second Restated Certificate of Incorporation of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 10-K filed March 20, 2000, and incorporated herein by reference thereto).

2.2 Certificate of Amendment of Second Restated Certificate of Incorporation of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 10-K filed March 20, 2000, and incorporated herein by reference thereto).

2.3 Certificate of Amendment of Second Restated Certificate of Incorporation of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 8-K filed June 13, 2003, and incorporated herein by reference thereto).

2.4 Amended and Restated By-Laws of the Registrant (filed with the Commission as Exhibit 3.1 to the Company's Form 8-K filed October 24, 1997, and incorporated herein by reference thereto).

2.5 Certificate of Designation of 7 7/8% Series D Cumulative Redeemable Preferred Stock.

2.6 Specimen Share Certificate for 7 7/8% Series D Cumulative Redeemable Preferred Stock (filed with the Commission as Exhibit 2.6 to the Company's Form 8-A filed June 13, 2003, and incorporated herein by reference thereto).

                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Dated:  July 8, 2003                 HEALTH CARE REIT, INC.

                                     By   /s/ George L. Chapman
                                          ------------------------------
                                          George L. Chapman
                                          Chairman of the Board and
                                          Chief Executive Officer

                                INDEX TO EXHIBITS

2.1 Second Restated Certificate of Incorporation of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 10-K filed March 20, 2000, and incorporated herein by reference thereto).

2.2 Certificate of Amendment of Second Restated Certificate of Incorporation of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 10-K filed March 20, 2000, and incorporated herein by reference thereto).

2.3 Certificate of Amendment of Second Restated Certificate of Incorporation of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 8-K filed June 13, 2003, and incorporated herein by reference thereto).

2.4 Amended and Restated By-Laws of the Registrant (filed with the Commission as Exhibit 3.1 to the Company's Form 8-K filed October 24, 1997, and incorporated herein by reference thereto).

2.5 Certificate of Designation of 7 7/8% Series D Cumulative Redeemable Preferred Stock.

2.6 Specimen Share Certificate for 7 7/8% Series D Cumulative Redeemable Preferred Stock (filed with the Commission as Exhibit 2.6 to the Company's Form 8-A filed June 13, 2003, and incorporated herein by reference thereto).